

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2013

Via E-Mail
Berndt Modig
Chief Financial Officer
Prosensa Holding B.V.
J.H. Oortweg 21
2333 CH Leiden
The Netherlands

> **Re:** **Prosensa Holding B.V.**
> **Registration Statement on Form F-1**
> **Filed May 24, 2013**
> **File No. 333-188855**

Dear Mr. Modig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical accounting policies and significant judgments and estimates
Share-based compensation
Share Options, page 71

1. We acknowledge your response to our comment 14. Please disclose the names of the guideline public companies that you selected. In addition, clarify how you determined your volatility factor from the data obtained from your peer companies (i.e., average of all volatility factors from the peer companies).

2. Disclose why you used the current value method _and_ the option pricing method and why you believed the current value method was appropriate when that method was used. It is not clear why the current value method would be appropriate, as that method focuses on the present and is not forward-looking and assumes an immediate exit of the company. If you continue to believe use of the current value method is appropriate, illustrate for us

how you used that method in determining the fair value of the ordinary shares. If both methods continue to be used at a valuation date disclose the fair value of the ordinary shares determined by each method and how you determined the ultimate fair value of the ordinary shares.

IPO price versus last valuation, page 78

3. We acknowledge your response to comment 17. Tell us if the conversion of preferred shares into ordinary shares only affects the fair value of the ordinary shares in the current value method.   If conversion of the preferred shares into ordinary shares affects the fair value of the ordinary shares in the option pricing method, please illustrate for us how the conversion of the preferred shares affects the fair value of the ordinary shares.

4. Disclose the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

Note 10. Derivative financial instruments, page F-29

5. We acknowledge your revised response to our prior comment 25. It is unclear how you meet the conditions of (b) (i) or (ii) of paragraph 16 of IAS 32 that would support your basis for equity classification. Please provide us your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Richard D. Truesdell, Jr.
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, NY 10017